

10026876

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 47604

FFR 25 2010

Washington, DC
112

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2009** AND ENDING **DECEMBER 31, 2009**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

GLENWOOD SECURITIES, INC.

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

c/o ACCOUNTING and COMPLIANCE INTERNATIONAL – 40 WALL STREET – 34TH FLOOR

NEW YORK	**NEW YORK**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARBARA GETTENBERG

(212) 668 - 8700

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023	New York	NY	10038

X   **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *REGINA McCARTHY WARREN* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *GLENWOOD SECURITIES, INC., as of DECEMBER 31, 2009,* are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N O N E

_____

_____

Sworn to before me
this 7th day of January 2010

X _Regina McCarthy Warren_
                    Signature

      President
                    Title

X
GWEN R. FRIEDRICH
Notary Public, State of New York
No. 30-4682832
Qualified in Nassau County
Term Expires March 30, 2012

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NAME OF ORGANIZATION:_____**GLENWOOD SECURITIES, INC.**_____

ADDRESS: _c/o **Accounting and Compliance International,** *40 Wall Street, New York, NY 10005*____

DATE: _____**DECEMBER 31, 2009**_____

(FINRA) NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET - 23rd Floor
NEW YORK, N.Y. 10005

Att: Member Firms Department

Gentlemen:

WE, THE UNDERSIGNED **members or allied members** of   Glenwood Securities, Inc.,
have caused an audit to be made in accordance with the prescribed regulations and have arranged
for the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial
report prepared as of **DECEMBER 31, 2009** represents a true and correct financial statement of
our organization and that the report will promptly be made available to those members and allied
members whose signatures do not appear below.

GLENWOOD SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	4,487
Due from broker		100,106
Securities - at market value (Note 4)		5,946
Equipment, net of accumulated depreciation of $17,846 (Note 2(d))		-
Other assets		894
Total assets	$	111,433

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	21,818
Total liabilities		21,818

Commitments and Contingencies (Notes 5 & 6)

Stockholders' equity (Note 7)

Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding.		10,000
Additional paid-in capital		60,000
Retained earnings		19,615
Total stockholders' equity		89,615
Total liabilities and stockholders' equity	$	111,433

The accompanying notes are an integral part of this statement.

GLENWOOD SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

Note 1 -   **Nature of Business**

Glenwood Securities, Inc. (The "Company") is a New York State corporation formed in 1995, for the purpose of conducting business as a broker on the floor of the New York Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is also a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2-   **Going Concern Operation**

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had no revenues since March, 2009 and a loss from operations. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management of the Company is reviewing its options as to which its best course of action is to attempt to increase operating revenues, sell the Company, or cease operations. In addition, in the interim, the Company is attempting to further reduce costs. There can be no assurance that management's plans, as described above, will be realized.

Note 3 -   **Summary of Significant Accounting Policies**

a)   *Revenue Recognition*
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b)   *Income Taxes*
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

GLENWOOD SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

Note 3 -   **Summary of Significant Accounting Policies (continued)**

c)   *Cash and Cash Equivalents*
The Company considers demand deposited money market funds to be cash equivalents.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d)   *Equipment*
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

e)   *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f)   *Subsequent Events*
The Company has evaluated events and transactions that occurred between December 31, 2009 and February 6, 2010, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 4 -   **Marketable Securities Owned**

Marketable securities consist of traded securities at quoted market values, as illustrated below

	Owned
Equities	$ 5,946
	$ 5,946

Note 5 -   **Commitments and Contingencies**

Legal Proceeding
Prior to April 2006, the Company used the services of an outside firm for its bookkeeping functions, who misappropriated assets of the Company. In addition to such misappropriations of cash perpetrated against the Company, there were additional acts of misappropriation of cash perpetrated against other broker-dealers.

Note 5 -   **Commitments and Contingencies (continued)**

Legal Proceeding (continued)

On or about May 8, 2006, the Company received notice from one such broker-dealer claiming the return of $70,000 which was allegedly withdrawn from their bank account without authorization by the bookkeeping firm and deposited into the account of the Company (the Company was used as a conduit and this money was transferred out for the benefit of the bookkeeping firm). It is not being claimed that the Company was complicit in the alleged unauthorized withdrawal, But rather that it was unfairly enriched as a result and therefore must return the $70,000. The Company replied to this claim in writing in early June 2006, by denying the claim for return of funds and requesting additional information. On February 2, 2008, the Company received a letter from another broker-dealer, in a claim that appears related to the facts underlying the case discussed above, demanding the return of $30,000 which was allegedly withdrawn from its account and deposited into the account of the Company. No litigation has yet been commenced by either of the above parties and no further efforts have been made by either party to pursue their claims. While it is premature to opine on the ultimate outcome of such claims should they ultimately lead to litigation, based on presently available information, the Company believes it has viable defenses in both cases. Management believes that the resolution or the ultimate outcome of these matters is not expected to have a material adverse effect on the financial condition of the Company and, therefore, no provision for liability has been made in the accompanying financial statements.

Note 6 -   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 7 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2009, the Company had net capital of $87,829, which was $82,829 in excess of its required net capital of $5,000. The Company's net capital ratio was 24.84%.

A copy of the Firm's statement of Financial Condition as of December 31, 2009, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Glenwood Securities, Inc.
c/o Accounting and Compliance International
40 Wall Street, 34th Floor
New York, NY 10005

We have audited the accompanying statement of financial condition of **Glenwood Securities, Inc.** as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **Glenwood Securities, Inc.** as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company's ability to continue in the normal course of business is dependent upon the success of future operations. The Company has declining operating revenues and an operating loss, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 6, 2010

GLENWOOD SECURITIES, INC.
INDEPENDENT AUDITORS' COMMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
Glenwood Securities, Inc.
c/o Accounting and Compliance International
40 Wall Street, 34th Floor
New York, NY 10005

Gentlemen:

In planning and performing our audit of the financial statements of **Glenwood Securities, Inc.** as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity' internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding amended Focus Report Part IIA filing.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin, CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 6, 2010